SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 2, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.               Nokia press release dated December 4, 2007: Nokia World 2007: Nokia outlines its vision of Internet evolution and commitment to environmental sustainability

2.               Nokia press release dated December 4, 2007: Nokia World 2007: Nokia acquires Avvenu for Mobile Access and Share Technologies

3.               Nokia press release dated December 4, 2007: Nokia World 2007: Nokia to cooperate with Telecom Italia to bring Internet services to mobile users

4.               Nokia press release dated December 5, 2007: Nokia World 2007: Nokia completes the Avvenu acquisition

5.               Nokia press release dated December 5, 2007: Nokia World 2007: Nokia announces investment of USD 75 million in its Chennai manufacturing plant in India

6.               Nokia press release dated December 12, 2007: Nokia World 2007: International Trade Commission rules in favor of Nokia

7.               Nokia Siemens Networks press release dated December 4, 2007: Together with Nokia Siemens Networks, Panasonic Mobile Communications is selected by NTT DoCoMo to be their Super 3G / Long Term Evolution vendor

PRESS RELEASE

December 4, 2007

Nokia World 2007: Nokia outlines its vision of Internet evolution and commitment to environmental sustainability

Amsterdam, The Netherlands — At the annual Nokia World conference today, Nokia outlined its vision for the mobile industry, predicting rapid change driven by the convergence of mobility and the internet, and the need for the industry to make an increasing contribution to environmental sustainability. In his keynote address, Nokia president and CEO Olli-Pekka Kallasvuo highlighted Nokia’s commitment to driving both trends.

Speaking to an audience of some 2,700 delegates who had gathered in Amsterdam to experience Nokia’s vision of the mobility industry’s future, Kallasvuo said: “We are at the dawn of a new era in mobile communications driven by the rapid convergence of the internet and mobility, and Nokia is setting the pace of change. But with market leadership in an industry of this scale also comes responsibility,” he said. “We are committed to taking a leading role in increasing environmental awareness and performance right across the industry, creating further products and services that help people make more sustainable choices. It is both the responsible thing to do and it makes good business sense.”

Nokia unveils “Comes With Music”

During the event the company announced Nokia Comes With Music, a revolutionary program that enables people to buy a Nokia device with a year of unlimited access to millions of tracks from a range of great artists — past, present and future. Once the year is complete, customers can keep all their music without having to worry about it disappearing when their subscription is over.

“We set out to create the music experience that people are telling us they are looking for — all the music they want in the form of unlimited downloads to their mobile device and PC,” said Anssi Vanjoki, Executive Vice President and General Manager, Multimedia, Nokia. “Even if you listened to music 24 hours a day, seven days a week, you would still only scratch the surface of the music that we’re making available. Comes with Music fulfils our dream to give consumers all the music they want, wherever they want it, while rewarding the artists who create it.”

The program will launch with Universal Music Group International, and Nokia is in discussion with the remaining major international labels.

Universal Music Group International Chairman/CEO Lucian Grainge was at Nokia World to launch the program with Nokia. “It’s fantastic to work with Nokia on Comes With Music,” said Grainge. “We feel it’s an innovative way for people to discover and enjoy new artists, while at the same time having access to the amazing depth of the Universal catalog. Comes With Music allows our artists to reach new audiences in a very easy and affordable way.”

Images for press use available at http://www.nokia.com/A4632379.

Ovi — your personal dashboard to life

Nokia also gave further details of the upcoming Ovi Internet services environment. Ovi, meaning ‘door’ in Finnish, enables consumers to easily access their existing social network and content, acting as a dashboard to a person’s life.

“Ovi combines the mobile, PC and web environments into an easy to use experience with common user interface elements that provide consistency and simplicity,” said Vanjoki. “We started the Ovi services rollout with the individual services in navigation, music and games, and the next step is to provide an integrated experience. The complete Ovi environment and new services will be rolled out continuously throughout 2008.”

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Images for press use available at http://www.nokia.com/A4632380?category=ovi.

Towards greater environmental sustainability

Nokia also outlined its long heritage in addressing environmental issues and commitment to driving new initiatives in the mobile industry in areas such as energy efficiency, materials used in products, take back, recycling, and packaging. This was against the background of the launch of the Nokia 3110 Evolve, a mobile device with bio-covers made from more than 50% renewable material. The device is presented in a small package made of 60% recycled content and it comes with Nokia’s most energy efficient charger yet, using 94% less energy than the Energy Star requirements*.

* Energy Star requirements: strict energy-efficiency guidelines set by the US Environmental Protection Agency and the US Department of Energy.

The Nokia 3110 Evolve is the latest in a series of environmental initiatives from the company. For example, Nokia was the first manufacturer to put alerts into its devices to encourage people to unplug their chargers. The power that could be saved globally by all Nokia phone users unplugging their chargers when no longer needed is equivalent to enough energy to power 100,000 average-size European homes. In February 2006, Nokia also introduced new compact packaging that reduced materials used by 54%, a move which by the end of this year will have resulted in 5,000 fewer trucks needed to distribute products, reducing fuel consumption and carbon emissions, and savings of EUR 100 million.

Images for press use available at http://www.nokia.com/A4632350.

For photos and other press material regarding today’s announcements, please visit http://www.nokia.com/nokiaworld/press

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

2

PRESS RELEASE

December 4, 2007

Nokia acquires Avvenu for Mobile Access and Share Technologies

Provides anytime, anywhere access to personal and office files

Amsterdam, The Netherlands — Nokia and Avvenu today announced that they have signed an agreement under which Nokia will acquire Avvenu www.avvenu.com.  Avvenu provides Internet services that allow anyone to use their mobile devices to securely access, use and share personal computer files, even if their host computer is turned off.  By acquiring Avvenu, Nokia plans to further enhance its portfolio of solutions for mobile operators, as well as deliver a secure file access and share service direct to mobile workers. The transaction is subject to customary closing conditions and has not yet been completed.

Nokia believes that anytime access to PC content is a missing ingredient to mobile productivity. Smartphone adoption is growing faster than previously estimated and surveys confirm that many people are using mobile devices to view, process, and edit content. Easy access to existing pc content will fuel mobile computing convenience and productivity.

“This acquisition is another step toward delivering on Nokia’s business mobility strategy,” said Mary McDowell, executive vice president and general manager, Enterprise Solutions, Nokia.  “Avvenu’s ‘digital locker’ file access and sharing technology allows users to search, access and share PC files remotely, using  their mobile or other connected devices, even when their PC is turned off or not connected to the Internet.  With the integration of Avvenu’s technology, Nokia will further extend its business mobility solutions beyond email to add collaboration tools that enable greater everyday productivity through access to a user’s own content anytime, anywhere, from any connected device.”

“We share Nokia’s vision of quickly and easily connecting people with their information and content regardless of where they are in the world, and whether their PC is with them or not,” said Richard French, CEO, Avvenu.  “The combination of our experienced team and our patented technology platform will help realize this vision, while access to Nokia’s extensive technology and market resources will accelerate our time to market for new mobile Internet services.”

Founded in 2004, Avvenu is a privately-owned start up headquartered in Palo Alto, California.  Avvenu will be integrated into Nokia’s new Services & Software unit as a part of the company re-organization that will take effect on January 1, 2008.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services  and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1)

competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, North America

Tel. +1 914 368 0420

Fax: +1 972 894 4706

Email: communication.corp@nokia.com

Investor Contacts:

Nokia, Investor Relations Europe

Tel. +358 7180 34289

Nokia, Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

PRESS RELEASE

December 4, 2007

Nokia to cooperate with Telecom Italia to bring Internet services to mobile users

Collaboration ensures greater choice of Internet services for consumers

Amsterdam, The Netherlands — Nokia today announced a collaboration with Telecom Italia to accelerate the adoption of new Internet services on mobile. Ovi, the gateway to Nokia’s Internet services, will be enabled on Nokia handsets offered by TIM. The agreement will make it easy for people to find and enjoy best-in-class Internet services, from TIM, Nokia or from other Internet service providers.

As part of the collaboration, Nokia will customize the new Nokia handsets to provide easy access to TIM services. Similarly, TIM customers can access all Nokia services through the customized Multimedia Menu embedded into their Nokia device. The collaboration also includes areas such as technology and billing co-operation.

The Nokia N95 8GB and the Nokia N81 will be the first devices offered that will have customized menus to provide easy access to both services. Nokia and TIM have also agreed on a sustainable business model for both parties in a mutually beneficial approach.

“We want to provide TIM mobile customers with the best mobile experience and by working with Nokia, we ensure that our customers have access to the best in internet services. Nokia and other Internet services will be able to take advantage of TIM’s high quality mobile broadband network,” said Riccardo Jelmini, Telecom Italia Executive Vice President VAS — Domestic Mobile Services.

“We’re extremely excited about this collaboration as I believe it can pave the way for a new way of working throughout our industry,” said Jyrki Salminen, Senior Vice President, Nokia Multimedia. “Ease of use has always been at heart of Nokia devices and this collaboration is an important step in creating the same for Internet services. Nokia devices and services are based on open standards making it easy for us to work with forward thinking operators such as TIM to provide consumers with a choice about which internet services they want to access from their mobile device.”

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

December 5, 2007

Nokia completes the Avvenu acquisition

Espoo, Finland - Nokia today announced that it has now completed its acquisition of Avvenu www.avvenu.com, initially announced on December 4, 2007.  Avvenu is a company providing secure remote access and private sharing technology that allows users to access and view PC files remotely, even when their PC is off. By acquiring Avvenu, Nokia plans to further enhance its portfolio of solutions for mobile operators, as well as deliver a secure file access and share service direct to mobile workers.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services  and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding successful completion of contemplated acquisitions on timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners,

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suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Investor Enquiries:

Nokia Investor Relations, Europe

Tel. +358 7180 34289

Nokia Investor Relations, US

Tel. +1 914 368 0555

www.nokia.com

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PRESS RELEASE

December 5, 2007

Nokia announces investment of USD 75 million in its Chennai manufacturing plant in India

Chennai, India - Nokia today announced fresh investments of approximately USD 75 million towards its manufacturing plant in Sriperumbudur, Chennai, India, for the year 2008. This investment is geared towards enhancing the capacity of the manufacturing plant to cater to the burgeoning need of the Indian and other emerging markets. The manufacturing plant currently employs approximately 6000 people.

Nokia started manufacturing in Chennai in January 2006 and has achieved the distinction of the fastest ramp up by any Nokia factory worldwide. The plant plays an integral role in Nokia’s global production network of mobile devices.

“We are extremely pleased with the progress made by our manufacturing plant in Sriperumbudur, Chennai. The decision to make additional investment in the plant is a reflection of Nokia’s commitment to the Indian mobile communications industry and of the increasing demand for mobile devices from Asia, Middle East and Africa. Nokia will continuously strengthen its manufacturing network to drive greater agility within the business and increase its competitiveness”, said Raimo Puntala, Senior Vice President, Operations and Logistics, Nokia.

Currently, approximately 50 percent of the production from the plant is consumed domestically and the rest is exported to countries across Middle East and Africa, Asia, Australia and New Zealand.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media enquiries:

Nokia,

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

December 12, 2007

International Trade Commission rules in favor of Nokia

No patent infringement found

White Plains, NY, USA - Nokia announced today that a United States International Trade Commission (ITC) judge issued an Initial Determination in favor of Nokia in the action brought by Qualcomm against Nokia alleging patent infringement.  The judge found no infringement or violation by Nokia of the three asserted Qualcomm patents. In addition, it was determined that patent ‘473 was found to be invalid.

‘We are pleased with Judge Luckern’s decision and believe it is consistent with and supported by the facts,” said Rick Simonson, Chief Financial Officer, Nokia. ‘This decision confirms our belief that Qualcomm does not have relevant GSM patents. This is another failed attempt by Qualcomm to mislead both Nokia and the telecommunications industry.’

Qualcomm filed its complaint on June 9, 2006 alleging infringement by Nokia of six Qualcomm patents.  Prior to the hearing, which began on September 10, 2007, Qualcomm voluntarily withdrew three of the six patents from its complaint.  The remaining three patents relate to an invention Qualcomm claims it made when developing CDMA technology. Qualcomm declared the three remaining patents as essential to the GSM standard and subsequently attempted to withdraw its declaration on one of those patents.

Similar patents, relating to CDMA inventions, are at issue in the European and China cases filed by Qualcomm against Nokia.

Qualcomm has yet to prevail in any patent litigation action against Nokia despite it having filed 11 lawsuits around the world over the past two years.

The judge’s Initial Determination will now be forwarded to the full Commission for review.  The Commission is scheduled to make its Final Determination by April 14, 2008.

Nokia is the industry leader in wireless innovation and the development of GSM technologies.  Nokia has built one of the strongest and broadest IPR portfolios in the wireless industry over the last 15 years, including more than 250 GSM declared essential patent families, through extensive investments in research and development.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation;  G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to

1

changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia, Communications

Anne Eckert

Tel. + 85 269 716918

Nokia, North America

Communications

Laurie Armstrong

Tel. +1 914 368 0423

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nokia.com/press/ipr

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FOR IMMEDIATE RELEASE

Together with Nokia Siemens Networks, Panasonic Mobile Communications is selected by NTT DoCoMo to be their Super 3G / Long Term Evolution vendor

Espoo, Finland, December 4th, 2007---Panasonic Mobile Communications Co., Ltd  and Nokia Siemens Networks have agreed to cooperate on LTE base station products. The companies jointly responded to the request by Japan’s biggest mobile operator NTT DoCoMo, Inc. for its Super 3G(LTE) Base Station project, and Panasonic Mobile Communications was selected as a supplier.

LTE is the next generation system for mobile networks like GSM, WCDMA/HSPA and CDMA. It improves the delivery of new multimedia and rich call applications by enhancing data transfer speeds, reducing latency and building on a scalable flat network design.

Panasonic Mobile Communications has developed WCDMA base stations for over ten years based on NTT DoCoMo’s requirements and has delivered equipment for the operator’s FOMA TM network. Panasonic Mobile Communications also joined standardization of LTE technology and development of elements from the early stage.

Nokia Siemens Networks is the forerunner in flat architecture networks with its I-HSPA innovation, providing a smooth migration path for operators to LTE. Nokia Siemens Networks was the first to demonstrate LTE technology in 2006 with data speeds in the 160Mb/s range, and the first to demonstrate a handover between LTE and HSPA in 2007.

“We will collaborate on LTE development, and also leverage both companies’ capabilities to deliver high quality and timely solutions that meet operators’ requirements in a cost-efficient way,” said Mr. Nobuyoshi Ito, Director and Member of the Board, Panasonic Mobile Communications Co., Ltd.

“We are extremely proud to cooperate with Panasonic Mobile Communications and NTT DoCoMo on the development of LTE. This collaboration is a significant step for us and underpins our commitment to technologically advanced Japanese market,” said Ari Lehtoranta, Head of Radio Access, Nokia Siemens Networks.

About Panasonic Mobile Communications
Panasonic Mobile Communications Co., Ltd., whose headquarters are based in Yokohama, Japan, is a worldwide leader in the development and manufacture of mobile communications products. As one of the main business domains for Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand digital electronics, Panasonic has been developing cutting edge technologies since its establishment in 1958, including the world’s first 3G video handset for the Japanese market in 2001. Panasonic is committed in providing added-value solutions to end-users through its mobile communication products. For more information, please visit www.panasonic.co.jp/pmc/en

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network

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infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Frank O. Krueger

Corporate Communications, Japan/Korea

Phone : +81 3 5232 7100

e-mail: frank.krueger@nsn.com

Anna Lindén

Radio Access Communications
Phone : +358 50 364 7986

e-mail: anna.linden@nsn.com

Panasonic Mobile Communications

Junji Kanegawa

Public Relations Office

Phone : +81 45 939 6455

e-mail: kanegawa.junji@jp.panasonic.com

        * “FOMA” is a trademarks or registered trademarks of NTT DoCoMo Inc. in Japan and other countries.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel